Exhibit 99.1

Syneron to Launch Industry-First Treatment Modality, New Product for Procedures Leading to Body Contouring and Physician-Focused Initiative at THE Aesthetics Show

eMatrix Device Pioneers Sublative Rejuvenation(TM) for Novel Skin Ablation and Resurfacing Leading to Enhanced Dermal Remodeling

VelaShape II(TM) Introduction Provides Reduced Treatment Time, Reduced Number of Treatments and Increased Patient Comfort in Procedures Leading to Body Contouring

Syneron Advantage(TM) Program Increases Attainability and Success of Aesthetic Services Offering

YOKNEAM, ISRAEL and IRVINE, CA--(Marketwire - June 03, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), http://www.syneron.com, a leading innovator in medical aesthetic devices, will unveil three groundbreaking initiatives at THE Aesthetic Show in Las Vegas, June 5-7. The company will introduce a new and unique treatment modality called Sublative Rejuvenation™, which answers the skin rejuvenation market's emerging demand for optimal efficiency, minimal downtime and an affordable procedure price point. In addition, Syneron will release VelaShape II™, with increased RF energy for quicker non-invasive procedures leading to body contouring, and launch Syneron Advantage™ -- a new physician partnership program to support customers' financial and business needs in today's economic climate.

Recent scientific evaluations using eMatrix™, http://www.syneron.com/products/ematrix, led to the identification of Sublative Rejuvenation, a new treatment modality that goes beyond current fractional skin ablation and resurfacing methods. Sublative Rejuvenation utilizes RF sublation, a fractionated bi-polar radio frequency technology in which heat energy is effectively placed into the dermis, producing significant dermal remodeling with the least amount of epidermal disruption. While traditional fractional technologies are most aggressive at the epidermal level, Sublative Rejuvenation delivers energy creating a triangular-shaped pattern of impact where the ablated zone on the skin's surface is narrower. The ablative and particularly coagulative zone widens below the surface, reflecting the higher heating of layers of the dermal connective tissue and collagen. This specific, sublative targeting maximizes clinical results and reduces downtime and risk of adverse reaction. Increased dermal heating leads to stronger collagenesis, making Sublative Rejuvenation most desirable for wrinkle reduction as well as overall textural improvement and luminosity for all skin types.

"Before the introduction of Sublative Rejuvenation with eMatrix, I needed to be extremely careful when performing any kind of ablative or even non-ablative treatment on my patients with darker skin tones because of possible adverse reactions," said Hema Sundaram, M.D., F.A.A.D., a board certified dermatologist in Washington, D.C. "In my experience with eMatrix, there have been no cases of post-inflammatory hyperpigmentation, the most common complication observed when performing any type of laser resurfacing treatment on patients with darker skin tones. This finding is unique and extremely exciting."

Building on the experience of more than three million procedures by the company's physician partners, Syneron's global, non-invasive body contouring leadership continues to advance with the introduction of VelaShape II. The latest device on the market for cellulite and circumferential reduction leading to body contouring, VelaShape II offers current and new practitioners added features and benefits, including increased power for shorter treatment sessions, reduced number of sessions, and an advanced Clever™ terminal, a diagnostic digital user interface to improve both consistency in treatment results and patient comfort.

In conjunction with these two treatment and product developments, Syneron launches the Syneron Advantage program, http://www.syneronadvantage.com. The program enables physicians to gain access to Syneron facial applications and body shaping technologies at a more affordable price point that are easier to finance in the current economic environment. The Syneron Advantage program also delivers services and programs to further support the success of physicians long after purchase. The program is now available with purchases of new VelaShape II™, LipoLite™ and eMatrix™ devices.

"At Syneron, our customer focus goes well beyond developing superior technology for aesthetic treatments," said Syneron CEO Lou Scafuri. "The Syneron Advantage program takes Syneron's commitment to our customer's success to a new level by directly addressing cost-of-acquisition and cost-of-ownership considerations to help ensure the physician's long-term success with Syneron's aesthetic devices."

For more information on Syneron presentations at THE Aesthetics Show, please visit http://promotions.syneron.com/email/2009/Q2/330-tasvegas_speakers/new/.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle treatment , rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, the treatment of acne, leg veins, cellulite and (thighs) circumferences reduction, as well as laser assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, California, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, eMatrix, VelaShape, Clever, Sublative Rejuvenation and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Elin Nozewski
Airfoil PR for Syneron
248-304-1412
nozewski@airfoilpr.com